Exhibit 99.2

June 10, 2021 BY EDGAR Enthusiast Gaming Holdings Inc. Suite 805, 90 Eglinton Avenue East Toronto, Ontario M4P 2Y3	Norton Rose Fulbright Canada llp 222 Bay Street, Suite 3000, P.O. Box 53 Toronto, Ontario M5K 1E7 Canada F: +1 416.216.3930 nortonrosefulbright.com

Dear Sirs/Mesdames:

Enthusiast Gaming Holdings Inc. Prospectus Supplement dated June 10, 2021 (the “Prospectus Supplement”)

We refer you to the Prospectus Supplement dated June 10, 2021 to the short form base shelf prospectus of Enthusiast Gaming Holdings Inc. (the Corporation) dated May 6, 2021, forming part of the Registration Statement on Form F-10 (Registration No.333-255725) filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our name on the cover page of the Prospectus Supplement and under the headings “Certain Material Canadian Federal Income Tax Considerations”, “Additional Information” and “Legal Matters” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

“Norton Rose Fulbright Canada LLP” (signed)

Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.